FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement on transfer of certain shares of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”) to Telefónica Internacional, S.A., made by the Registrant in English on January 18, 2008.

 CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

ANNOUNCEMENT
SUMMARY
The Company was informed that Chinese Academy of Sciences Holdings Co., Ltd., Information and Network Center of State Administration of Radio, Film and Television, China Railways Telecommunications Center and Shanghai Alliance Investment Limited, which are the beneficial holders of an aggregate of about 2.22% outstanding ordinary shares of the Company, have respectively signed Share Purchase Agreements with Telefónica Internacional, S.A..  Pursuant to the Share Purchase Agreements, the four shareholders will transfer an aggregate of 148,015,436 shares of the Company they beneficially own to Telefónica Internacional, S.A. or its related entities at HK$23.97 per share.

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) was informed that Chinese Academy of Sciences Holdings Co., Ltd., Information and Network Center of State Administration of Radio, Film and Television, China Railways Telecommunications Center and Shanghai Alliance Investment Limited (the “four shareholders”) respectively signed Share Purchase Agreements with Telefónica Internacional S.A. on 18 January 2008.  Pursuant to the Share Purchase Agreements, the four shareholders will transfer an aggregate of 148,015,436 shares of the Company they beneficially own to Telefónica Internacional, S.A. or its related entities at HK$23.97 per share.  The completion of the Share Purchase Agreements will be conditional on the approval of relevant governmental authorities in the People’s Republic of China.  Upon completion of the Share Purchase Agreements, Telefónica Internacional S.A. and its associates will be interested in approximately 7.22% of the issued share capital of the Company.
The shares beneficially owned by the four shareholders and to be transferred are held in trust by China Netcom Group Corporation (BVI) Limited (“CNC BVI”), the immediate holding company of the Company with approximately 69.60% beneficial interest in the Company.  The trust arrangements between each of the four shareholders and CNC BVI will lapse upon the completion of the share transfer.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 18 January 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Li Fushen

By	/s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan

Title:	Joint Company Secretaries

Date: January 21, 2008